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Exhibit 12.1

	As of and for Year Ended December 31,					As of and for the Six Months Ended June 30,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands)					(in thousands)
Earnings:
Pre-tax income (loss) before equity in investments and minority interest	$(45)	$2,721	$22	$3,989	$(3,456)	$2,119	$(7,591)
Add: Fixed charges	4,831	18,943	20,868	20,890	23,858	11,546	18,715
Add: Amortization of capitalized interest	59	59	62	65	67	4	4
Add: Distributions from equity investees	6,208	126
Less: Interest capitalized			(140)	(110)	(106)	(4)	—

Total Earnings	$11,053	$21,849	$20,812	$24,834	$20,363	$13,665	$11,128

Fixed Charges:
Interest expense	$4,230	$18,489	$20,135	$20,074	$22,833	$11,112	$18,180
Interest capitalized			140	110	106	4	—
Amortization of capitalized expenses related to indebtedness	4
Estimated interest on rental expense	597	454	593	706	919	430	535

Total Fixed Charges	$4,831	$18,943	$20,868	$20,890	$23,858	$11,546	$18,715

Ratio of Earnings to Fixed Charges(1)	2.29x	1.15x	1.00x	1.19x	0.85x	1.18x	0.59x

(1)
At December 31, 2005 and June 30, 2006, the Company had a deficiency of $3,495 and $7,587, respectively, in earnings to fixed charges.

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  Exhibit 12.1